Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX REPORTS TOP-LINE GROWTH OF 6%, FREE CASH FLOW GENERATION

IN EXCESS OF US$900 MILLION AND DEBT REDUCTION OF CLOSE TO US$1 BILLION DURING 2018

•	Consolidated net sales increased by 6% on a like-to-like basis during the full year to US$14.4 billion versus 2017.

•	Free cash flow after maintenance capex for the full year was US$918 million and conversion of EBITDA into free cash flow after maintenance capex reached 36%.

•	Total debt plus perpetual notes was reduced by US$952 million during 2018.

MONTERREY, MEXICO, FEBRUARY 7, 2019– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, consolidated net sales increased by 4% during the fourth quarter of 2018 to US$3.5 billion, and increased 6% for the full year 2018 to US$14.4 billion versus the comparable periods in 2017. Operating EBITDA, also on a like-to-like basis, remained flat during the fourth quarter of 2018 at US$604 million and increased by 1% for the full year to US$2.6 billion versus 2017.

CEMEX’s Consolidated Fourth-Quarter 2018 Financial and Operational Highlights

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The increase in quarterly consolidated net sales on a like-to-like basis was due to higher prices of our products, in local currency terms in all of our regions, as well as higher volumes mainly in the ready-mix and aggregates businesses in Mexico and the U.S.

•	Operating earnings before other expenses, net, in the fourth quarter remained flat at US$396 million and increased by 2%, to US$1.7 billion, for the full year 2018, both on a like-to-like basis.

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Controlling interest net loss during the quarter was US$37 million, compared with a loss of US$105 million in the same period of 2017. Controlling interest net income for the full year declined to US$543 million from US$806 million in 2017.

•	Operating EBITDA on a like-to-like basis remained flat during the quarter at US$604 million and increased by 1% for the full year to US$2.6 billion compared with the same periods in 2017.

•	Operating EBITDA margin during the quarter decreased to 17.5% from 18.3% in the same period of 2017. For the full year, operating EBITDA margin decreased to 17.8% from 18.9% during 2017.

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Free cash flow after maintenance capital expenditures for the quarter decreased by 41% to US$403 million, compared with the same quarter of 2017. For the full year 2018, free cash flow after maintenance capital expenditures reached US$918 million and conversion of EBITDA into free cash flow after maintenance capex reached 36%.

“We are pleased with our 6% top-line growth during 2018, supported by higher consolidated volumes and prices in our three core products. Operating EBITDA grew by 1% on a like-to-like basis in this period,” said Fernando A. Gonzalez, Chief Executive Officer of CEMEX.

“During 2018, we generated more than US$900 million in free cash flow after maintenance capex, with a strong EBITDA-to-free-cash-flow conversion rate, which allowed us to reduce our total debt by 8%, or close to US$1 billion. We also made significant advances under our A Stronger CEMEX plan during the second half of last year and are on track to achieve our 2019 and 2020 targets under this program.”

Consolidated Corporate Results

During the fourth quarter of 2018, controlling interest net loss was US$37 million, versus a loss of US$105 million in the same period last year. Controlling interest net income for the full year was US$543 million, a decline from an income of US$806 million in 2017.

Total debt plus perpetual notes decreased by US$239 million during the quarter. During 2018, total debt plus perpetual notes was reduced by approximately US$952 million, which represents an 8% reduction from the debt level as of the end of 2017, and a 40% reduction compared to the end of 2013.

Geographical Markets Fourth-Quarter 2018 Highlights

Net sales in our operations in Mexico, on a like-to-like basis, increased 5% in the fourth quarter of 2018 to US$776 million. Operating EBITDA, on a like-to-like basis remained flat at US$265 million in the quarter, versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$905 million in the fourth quarter of 2018, an increase of 8% on a like-to-like basis from the same period in 2017. Operating EBITDA increased by 6% on a like-to-like basis to US$168 million versus the same quarter of 2017.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$425 million during the fourth quarter of 2018, a decline of 6% on a like-to-like basis over the same period of 2017. Operating EBITDA decreased by 8% on a like-to-like basis to US$93 million in the fourth quarter of 2018, from US$105 million in the same quarter of 2017.

In Europe, net sales for the fourth quarter of 2018 increased by 5% on a like-to-like basis, compared with the same period last year, reaching US$914 million. Operating EBITDA was US$87 million for the quarter, 8% lower than the same period last year on a like-to-like basis.

Operations in Asia, Middle East and Africa reported stable net sales in the fourth quarter of 2018, at US$346 million, versus the same quarter of 2017 on a like-to-like basis. Operating EBITDA for the quarter was US$42 million, 17% lower on a like-to-like basis than the same period last year.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX, including the objectives under the “A Stronger CEMEX” plan, to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. Readers are urged to read this press release and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.